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                              March 9, 2022

       James Foster
       Chief Executive Officer
       Virax Biolabs Group Limited
       30 Broadwick Street
       London, UK W1F 8LX

                                                        Re: Virax Biolabs Group
Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted February
17, 2022
                                                            CIK No. 0001885827

       Dear Mr. Foster:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted February 17, 2022

       Cover Page

   1. Please relocate the fee table to the exhibits. Refer to Form F-1 Item 8.c. and Item
                                                        601(b)(107) of
Regulation S-K.
   2. We note your reference to your Bermuda holding company. Please revise or advise.
       Prospectus Summary, page 1

   3. We reissue comment 7 to the extent you have not addressed your intended regulatory pathways with the FDA
or any other regulatory agency in the summary.
   4. We note your revised disclosure in response to comment 8. On page 3, you state your
 James Foster
FirstName  LastNameJames  Foster
Virax Biolabs Group Limited
Comapany
March      NameVirax Biolabs Group Limited
       9, 2022
March2 9, 2022 Page 2
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         ability to navigate the dynamic regulatory environment for IVD "could result in a new procedure for achieving approvals for various global marketplaces." Revise the summary to briefly describe how you plan to obtain regulatory approval for Virax Immune in your largest markets, and provide the basis for this statement regarding a new regulatory pathway.
5. We reissue comment 10. Please revise the summary beginning on page 1 to provide a transparent overview of your current operations and how you carry out your business, including, for example, as referenced in your response to comment 24, that your "operations and warehousing are conducted by a third party logistic[s] company, name[d] Stork Up Limited, research activities are conducted by a science company named
         IQ Services B.V. in the Netherland[s], and product manufacturing [is] conducted by your key supplier, Nanjing Vazyme Medical Technology Co., Ltd." It should be clear from your disclosure whether your current operations consist of owning brand names and acting as a distributor. In this regard, we note your disclosure on page 94. Clarify in your revisions the intellectual property rights owned by your Hong Kong subsidiaries, as referenced on page 4, and 13 "regional exclusivity licenses" referenced on page 3.
         Furthermore, it is unclear the basis on which you describe the company as "primarily engaged in research and development," when your research and development expenses for the most recent fiscal year were approximately $120,221 compared to $457,680 in general and administrative expenses, and the entire $120,221 was attributable to your chief operating officer's consulting costs, with similar trends in the current fiscal year. Please revise to clarify. In this regard, we note the disclosure on page 71 that "[s]ince April,
         2021, the Group started to engage external parties, namely, selected third-party specialist research and development companies and contracted consultants and scientists, to assist with its research and development as its portfolio moves into concept validation and testing." We further note you currently do not own any patents, and have yet to complete the purchase of one of the four patents related to the potential product in development, in addition to the other points made in comment 10. Finally, when making statements regarding "the company," please revise to clarify whether you refer to the holding company, or identify the subsidiary or third-party contractor to which you refer, as applicable.
6. We reissue comment 13. Further revise the added disclosure to explain the restrictions on the transfer of funds between your China-based subsidiaries and the holding company.
         The current disclosure states the laws do not currently have a material impact, but does not explain the law.
7. We note your response to comment 12, which we reissue in part. Please expand your disclosure to describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
 James Foster
FirstName  LastNameJames  Foster
Virax Biolabs Group Limited
Comapany
March      NameVirax Biolabs Group Limited
       9, 2022
March3 9, 2022 Page 3
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Risk Factors
Risks Related to our Business and Industry, page 17

8. We reissue comment 17 to the extent that you have not quantified the impact of the pandemic to the extent practicable. You state that you do not yet know the impact for fiscal year 2021; however, we note the prospectus includes financial results for the year ended March 30, 2021. In order for investors to evaluate this risk, please revise the risk factor to clarify what, if any, impact the pandemic has had on the company.
Use of Proceeds , page 61

9. Revise your summary, management's discussion and analysis and business section to reflect the revised disclosure in your use of proceeds. In particular, we note your focus territories described in the use of proceeds differ from those described on page 95, where you state you plan to submit Virax Immune for regulatory approval "in the United States,
         Canada, and many countries in Asia (excluding Canada) and Europe, as well as marketing to [y]our existing supply chains in South America and Africa." Management Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 68

10. We note your response to prior comment 24. Please expand this section to describe the nature of your business operations and principal activities given the arrangements identified in your response. State how you make the products you provide, the factors that affect your operations under these arrangements and your dependence on these contracts. Refer to Part I, Item 4, and sub-paragraphs 4.B.1 and 4.B.6 of Form 20-F.
Industry Overview, page 82

11.      You state,    Unless otherwise indicated, all information and data
provided in th[is] section
         is cited from the industry report issued by Netscribes. Although we believe the data and information included in the Netscribes report to be reliable, we have not independently verified the accuracy or completeness of the information and data included therein.
         Revise to clarify you are responsible for all disclosure in the document.
Business
Robust Sales and Distribution Network, page 92

12. We note that in response to comment 25 you deleted the reference in this section to your exclusive distribution agreements with "a PRC biotechnology company" for the distribution of their diagnostic kits in Canada. Revise this section to identify the PRC company whose agreement is summarized elsewhere, so it is clear you are addressing the same company in both places. Also, where you address your "strong sales and distribution network since [y]our inception in 2013," clarify that you were in a different industry until 2020. Further clarify the references to "your" ViraxClear brand where you
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FirstName  LastNameJames  Foster
Virax Biolabs Group Limited
Comapany
March      NameVirax Biolabs Group Limited
       9, 2022
March4 9, 2022 Page 4
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         are the distributor for a third-party's kits in Canada. It appears from your response to comment 24 that at present you own only the brand name and do not manufacture any products. If so, your disclosure should highlight this on page 1 of the summary. Please also revise to clarify your current operations in this section.
Our Strategies, page 92

13. We note the revised disclosure in response to comment 26. Revise the summary to highlight that you have yet to purchase the intellectual property required for the functioning of your potential product, Virax Immune. Add a risk factor that addresses the risks associated with failure to effectuate the sale. Please also highlight the risk in the summary risk factors.
Key Supplier Relationship, page 108

14. We note your response to comment 29. Revise the disclosure on page 108 and the risk factors to disclose that you do not have contracts with other key suppliers, and to more specifically disclose the risks associated with the lack of contracts. Business
Research and Development, page 110

15. We reissue comment 30. Revise to state how many employees work in research and development. To the extent you refer to external personnel, it appears you refer to employees of third-party companies, which are not employees and should not be included as employees in this section or elsewhere in your document. Revise the disclosure here, on page 92, 113, and throughout your document such that only employees of the company are included in any disclosure regarding employees or personnel. Refer to Item
         101(c)(2)(ii) of Regulation S-K.
16. We note your response to comment 31. You disclose research and development expenses of $120,221 and $87,000 in 2021 and 2020, respectively. Please revise to explain how amounts paid as salary or consulting costs, as referenced on page 71, are research and development expenses.
Intellectual Property, page 111

17. We reissue comment 32 to the extent that you have not identified the jurisdictions in which you have sought patent protection or the type of patent protection sought for each application.
General

18. We note your response to comment 35. Please provide any such communications in the future that take place prior to effectiveness.
 James Foster
Virax Biolabs Group Limited
March 9, 2022
Page 5

       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameJames Foster
                                                          Division of
Corporation Finance
Comapany NameVirax Biolabs Group Limited
                                                          Office of Life
Sciences
March 9, 2022 Page 5
cc:       Lawrence Venick, Esq.
FirstName LastName